

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

Via E-Mail
Mr. Tony S. Giardini
Chief Financial Officer
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario M5J 2V5

> **Re: Kinross Gold Corporation**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Response dated June 12, 2013**
> **File No. 001-13382**

Dear Mr. Giardini:

    We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2

Management's Discussion and Analysis, page 1

11. Supplemental Information, page 56

Reconciliation of non-GAAP financial measures, page 56

All-in Sustaining Cost, page 58

1.   We note in your response to comment two of our letter dated June 3, 2013 that the all-in sustaining cost measures complement existing measures reported by the

Company in order to reflect the total current period cost of producing gold from operations. We further note your descriptions of the methodology that you use to determine each of the adjustments made to the attributable production cost of sales to arrive at this non-GAAP measure. Please further expand your draft future disclosures to more clearly describe how each adjustment is derived and provide the revised draft in your response.

2. We note that you deduct silver by-product revenue from your total production cost of sales for purposes of your measures titled "Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis" and "All-in Sustaining Cost" (the "non-IFRS measures"). Please be advised that, in calculating these non-IFRS measures, we believe that the reduction for by-product revenues is not appropriate because it distorts your actual production costs. In this regard, your presentation suggests that you incurred lower mining costs for gold than you actually did. We can appreciate your desire to convey the notion that by-product revenues were sufficient to offset your costs to a degree; however, you should consider describing that in a manner so as to avoid adjusting for these items in the calculation of your non-IFRS measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without adjusting for them in your non-IFRS measures. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F, and provide us with draft disclosure of your planned changes.

3. We note in your response to comment two of our letter dated June 3, 2013 that revenues realized from the production of by-product metals are considered to reduce the cost of producing the principal metal. Please advise us of the following for purposes of your inventory accounting under IAS 2:

- Tell us whether you account for your mine production on a joint product or by-product basis.

- Explain to us in reasonable detail the basis for your conclusion to treat your production on a joint product or by-product basis, including how you consider the importance of silver to the viability of the mine and the relative sales value of silver to your total metal sales to arrive your conclusion. Also tell us how changes in the relative sales value of silver due to fluctuations in silver prices and silver production effect your decision to classify as either a joint product or by-product.

- Clearly describe to us the methodology that you use to allocate the costs of conversion in order to value your inventory on a rational and consistent basis in accordance with IAS 2.14.

- To the extent that you treat silver as joint product for purposes of inventory accounting under IAS 2, please explain to us why you believe it is appropriate to present silver as a by-product and deduct silver sales from your production cost of sales for purposes of certain non-IFRS measures.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining